UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2007

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Fourth quarter 2006 interim dividend and announcement of change in dividend declaration currency with effect from first quarter 2007

The Board of Royal Dutch Shell plc today announced an interim dividend in respect of the fourth quarter of 2006 of €0.25 per A and B share, an increase of 9% over the same quarter last year.

The Board also announced that effective from the first quarter 2007 dividends will be declared in US dollars and expect that the first quarter of 2007 interim dividend will be $0.36, an increase of 14% over the US dollar dividend for the same period in 2006. The first quarter 2007 interim dividend will be declared on May 3, 2007.

Royal Dutch Shell’s dividend policy of growing dividend at least in line with inflation over a number of years has not changed.  Going forward the inflation level will be based on inflation levels in global, developed, economies, rather than a blend of European inflation rates. Dividend growth going forward will be measured in US dollars.

Royal Dutch Shell will continue to announce the euro and pounds sterling equivalent amounts at the same time as the US dollar declaration, using an exchange rate from the day before the declaration date.

Dividends declared on A shares will continue to be paid by default in euros, although holders of A shares will be able to elect to receive dividend in pounds sterling. Dividends declared on B shares will continue to be paid by default in pounds sterling, although holders of B shares will be able to elect to receive dividend in euro. Dividends declared on ADRs will continue to be paid in US dollars.

Details relating to the fourth quarter 2006 interim dividend

This dividend will be payable on March 14, 2007 to those members whose names are on the Register on February 9, 2007*.  The shares become ex-dividend on
February 7, 2007.

It is expected that the dividends on the B shares will be paid via the
Dividend Access Mechanism from UK sourced income of the Royal Dutch Shell
Group.

*The record date for shares held in Euroclear Nederland is February 6, 2007.

Per share                         Q1 2006 Q2 2006 Q3 2006 Q4 2006 2006

Royal Dutch Shell A Shares (euros) 0.25 0.25 0.25 0.25 1.00
Royal Dutch Shell B Shares (pence) 17.13 17.08 16.77 16.60 67.58

ADR                                 Q1 2006 Q2 2006 Q3 2006 Q4 2006 2006

Royal Dutch Shell A Shares (US$) 0.6305 0.6308 0.6294 0.6500 2.5407
Royal Dutch Shell B Shares (US$) 0.6305 0.6308 0.6294 0.6500 2.5407

Dividends on A shares will be paid, by default, in euros.  Holders of A shares who have validly submitted pounds sterling currency elections by January 31,
2007 will be entitled to a dividend of 16.60p per share.

Dividends on B shares will be paid, by default, in pounds sterling at the rate of 16.60p per share.  Holders of B shares who have validly submitted euro currency elections by January 31, 2007 will be entitled to a dividend of €0.25 per share.

Holders of A or B shares in ADR form will be entitled to a dividend of $0.6500 per ADR.

Details relating to the first quarter 2007 interim dividend

This dividend will be payable on June 13, 2007 to those members whose names are on the Register on May 11, 2007*.  The shares become ex-dividend on May 9,
2007.

It is expected that the dividends on the B shares will be paid via the
Dividend Access Mechanism from UK sourced income of the Royal Dutch Shell
Group.

*The record date for shares held in Euroclear Nederland is May 8, 2007.

Dividends on the A shares will continue to be paid, by default, in euros.
Holders of A shares who validly submit pound sterling currency elections by
May 2, 2007 will be entitled to receive their dividend in pounds sterling.

Dividends B shares will continue to be paid, by default, in pounds sterling.
Holders of B shares who validly submit Euro currency elections by May 2, 2007 will be entitled to receive their dividend in Euro.

Holders of A or B shares in ADR form will be paid in US dollars.

Taxation

Dividends on A shares will be subject to the deduction of Netherlands dividend withholding tax at the rate of 15%, which may be reduced in certain circumstances.

Shareholders resident in the United Kingdom, receiving dividends on B shares through the Dividend Access Mechanism, are entitled to a tax credit.  This tax credit is not repayable.  Non-residents may also be entitled to a tax credit, if double tax arrangements between the United Kingdom and their country of residence so provide, or if they are eligible for relief given to non-residents with certain special connections with the United Kingdom or to nationals of states in the European Economic Area.

The amount of tax credit is 10/90ths of the cash dividend, the tax credit referable to the Fourth quarter 2006 interim dividend of €0.25 (16.60p) is
€0.0278 (1.844) per share and the dividend and tax credit together amount to
€0.2778 (18.444p).

Dividend reinvestment plan

ABN AMRO Bank NV and Lloyds TSB Registrars each have established a dividend reinvestment facility which enables shareholders to elect to have their dividend payments used to purchase Royal Dutch Shell shares of the same class as those already held by them. The dividend reinvestment plans (the “DRIPs”)
are provided by ABN AMRO Bank NV in respect of shares held through Euroclear
Nederland and by Lloyds TSB Registrars in respect of all other shares (but not
ADRs). DRIPs for the ADRs (both Class A ADRs and Class B ADRs) traded on the
NYSE will be available through The Bank of New York.

Enquiries about the DRIPs, including how to elect to participate and information about the reinvestment mechanisms under the respective plans should, in the case of shareholders holding through Euroclear Nederland, be directed to their bank or broker and in the case of all other shareholders
(other than holders of ADRs) to Lloyds TSB Registrars.  Enquiries relating to the DRIPs for ADRs (both Class A ADRs and Class B ADRs) should be made to The
Bank of New York.

February 1, 2007

Disclaimer Statement

This document contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal
Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions.
These forward-looking statements are identified by their use of terms and phrases such as ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’,
‘‘expect’’, ‘‘intend’’, ‘‘may’’, ‘‘plan’’, ‘‘objectives’’, ‘‘outlook’’,
‘‘probably’’, ‘‘project’’, ‘‘will’’, ‘‘seek’’, ‘‘target’’, ‘‘risks’’,
‘‘goals’’, ‘‘should’’ and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this Report, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for the Group’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserve estimates; (f) loss of market and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves; (k) economic and financial market conditions in various countries and regions; (l) political risks, project delay or advancement, approvals and cost estimates; and (m) changes in trading conditions. All forward-looking statements contained in this document are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of this presentation. Neither Royal Dutch Shell nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this document.
The United States Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions.  We use certain terms in this presentation, such as
“resources" that the SEC's guidelines strictly prohibit us from including in filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575 and disclosure in our Forms 6-K file No, 1-32575, available on the SEC website www.sec.gov - opens in new window. You can also obtain these forms from the SEC by calling
1-800-SEC-0330.

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This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell
International Finance B.V. (Registration Numbers 333-126726 and
333-126726-01); and

b) the Registration Statement on Form S-8 of Royal Dutch Shell plc
(Registration Number 333-126715).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 1 February 2007	By:	/s/M.C.M. Brandjes
	Name:	M.C.M. Brandjes
	Title:	Company Secretary